Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Incorporation

Synplicity Deutschland GmbH	Germany

Synplicity Europe Ltd.	United Kingdom

Synplicity France SARL	France

Synplicity International, Inc.	United States

Synplicity Israel Ltd.	Israel

Synplicity Japan KK	Japan

Synplicity Software India Pvt. Ltd	India

SYNP AB	Sweden

Synplicity Arastirma Gelistirme Limited Sirketi	Turkey

Synplicity International, Inc	Korea

Synplicity International, Inc	Taiwan

Synplicity International, Inc	China